Exhibit 12.01

AllianceBernstein L.P.
Consolidated Ratio Of Earnings To Fixed Charges

	Years Ended December 31,
	2009	2008	2007
	(in thousands)

Fixed Charges:
Interest Expense	$2,696	$13,077	$23,970
Estimate of Interest Component In Rent Expense (1)	-	-	-
Total Fixed Charges	2,696	13,077	23,970

Earnings:
Income Before Income Taxes and Non-Controlling	624,485	944,229	1,405,004
Interest in Earnings of Consolidated Entities
Other	21,307	(72,965)	(6,861)
Fixed Charges	2,696	13,077	23,970
Total Earnings	$648,488	$884,341	$1,422,113

Consolidated Ratio Of Earnings To Fixed Charges	240.54	67.63	59.33

(1)	AllianceBernstein L.P. has not entered into financing leases during these periods.